FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2008

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

Sales in the ‘same stores’ concept grow 3.5% in December

São Paulo, Brazil, January 15, 2008. Grupo Pão de Açúcar [NYSE: CBD; BOVESPA: PCAR4 (PN)] is announcing the sales performance of December 2007 (unaudited preliminary documents). The information presented below was calculated with a basis on consolidated numbers and in Reais, pursuant to the Corporation Law in force.

In December 2007, the gross sales of Grupo Pão de Açúcar grew 7.7% over the same prior-year month, totaling R$ 2,024.3 million, while net sales amounted to R$ 1,697.8 million, an increase of 8.1% in the period.

Among the Group’s banners, emphasis should be placed on the supermarkets CompreBem and Pão de Açúcar, whereas the latter presented the best performance of the year, with sales growth above the average of the Company in the last 12 months. In Rio de Janeiro, Sendas Distribuidora reversed the negative sales scenario and presented growth in the period.

During the month the Group recorded growth of 3.5% in gross sales in the 'same stores' concept, while net sales were up 3.9% . The category of food products recorded growth of 3.2% in the period, once again driven by the sub-category of perishable goods, which exhibited growth of 4.3% .

In spite of the performance presented by the sub-category of electronic products, which was still negative, sales of non-food products recorded an increase of 4.4% in December, the best monthly sales performance in this category in 2H07. The highlight in December was once again the general merchandise category (Mundo Casa), which recorded double-digit growth.

The Company’s gross sales moved up 10.6% year-on-year in the 4Q07, reaching R$ 5,136.9 million, while net sales increased by 9.8% to R$ 4,328.2 million. These figures include November and December’s sales in the Assai stores (gross sales of R$ 233.9 million and net sales of R$ 200.2 million). In the ‘same stores’ concept, the Group’s sales rose by 1.0% and 1.4%, respectively.

For 2007 as a whole, including Assai’s sales in November and December, the Group recorded gross sales of R$ 17,642.0 million and net sales of R$ 14,902.3 million, respective growth of 7.1% and 7.4% over the year before. In the ‘same-stores’ concept, annual gross and net sales moved up 2.8% and 3.4%, respectively.

N.B.: Sales in the 'same stores' concept include stores in operation for at least 12 months
* Average growth Mar/Apr of 4.5% .

Statements contained in this release relating to the business outlook of the Company, projections of operating and financial results and relating to the growth potential of the Company, constitute mere forecasts and were based on the expectations of Management in relation to the future of the Company. These expectations are highly dependent on changes in the market, on Brazil’s general economic performance, on the industry and on international markets, and are therefore subject to change.

GRUPO PÃO DE AÇÚCAR

Daniela Sabbag
Investor Relations

Phone: (55 11) 3886-0421
Fax: (55 11) 3884-2677

e-mail: gpa.ri@grupopaodeacucar.com.br
website: www.gpari.com.br

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: January 15, 2008	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.